UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2023

Commission File Number 001-32535

Bancolombia S.A.

(Translation of registrant’s name into English)

Cra. 48 # 26-85

Medellín, Colombia

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑                    Form 40-F ◻

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(2):___

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ◻                    No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A. (Registrant)
Date March 17, 2023	By:	/s/ JOSE HUMBERTO ACOSTA MARTIN.
	Name:	Jose Humberto Acosta Martin.
	Title:	Vice President of Finance

March 17, 2023

Medellín, Colombia

BANCOLOMBIA S.A. ANNOUNCES APPOINTMENT OF MEMBERS OF THE BOARD OF

DIRECTORS

On the meeting held today, the General Shareholders Meeting of Bancolombia appointed, with the required majority, the following members of the Board of Directors for the statutory period April 2023 – March 2025:

Independent members:

Luis Fernando Restrepo Echavarría

Andrés Felipe Mejia Cardona

Sylvia Escovar Gómez

Arturo Condo Tamayo

Silvina Vatnick

Non-independent members:

Gonzalo Alberto Pérez Rojas

Juan David Escobar Franco

The new appointed members will initiate the exercise of their functions as soon as they take possession before the Financial Superintendency of Colombia (Superintendencia Financiera de Colombia).

As a result of these appointments, 71% of the members of the Board of Directors will continue to  be independent members, 28% of the seats will be held by women and 28% of the seats will be held by foreign nationals.

The Company’s management assures that all legal requirements and authorization processes have been complied with in order to hold the General Shareholders’ Meeting.

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Contacts
Mauricio Rosillo Rojas	Jose Humberto Acosta	Catalina Tobon Rivera
Corporate VP	Financial VP	IR Director
Tel.: (57 601) 4885675	Tel.: (57 601) 4885934	Tel: (57 601) 4485950